                                                                       EXHIBIT 2
                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)
                                  NEWS RELEASE

For Immediate Release
April 21, 2004

                CANWEST REPORTS SECOND QUARTER RESULTS FOR F2004

     Strong growth posted in Canadian publications and South Pacific groups


WINNIPEG: CanWest Global Communications Corp. today reported its financial results for the three months ended February 29, 2004, the second quarter of its 2004 fiscal year.

Consolidated revenues for the three month period ended February 29, 2004 were $494 million compared to consolidated revenues of $501 million for the same period in the previous year. On a pro forma basis, consolidated revenues were $484 million for the second quarter of fiscal 2003.

On a combined basis, including the Company's 56.6% proportional share of Network TEN, combined revenues of $586 million for the quarter were 2% higher than revenues on the same basis for the same quarter last year. Compared to last year on a pro forma basis, combined revenues increased by 5% from $556 million, reflecting strong results in Canadian publishing and all of the Company's South Pacific operations.

Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) in the second quarter of fiscal 2004 were $53 million, after recording a $39 million non-cash charge related to the impairment in the value of Fireworks' Canadian film and television library. Excluding this charge, consolidated EBITDA in the second quarter of fiscal 2004 was $92 million compared to $98 million reported last year. On a pro forma basis, consolidated EBITDA last year was $95 million.

On a combined basis, and excluding one-time charges related to Fireworks, EBITDA of $121 million this quarter increased 6% compared to EBITDA of $114 million on a pro forma basis last year.

Results for fiscal 2003 have been restated on a pro forma basis to exclude the revenue and EBITDA contributions of certain newspaper assets in Ontario that were sold on February 14, 2003.

Commenting on the results, Leonard Asper, CanWest's President and Chief Executive Officer, said, "Results for the second quarter demonstrate the value of CanWest's diversification strategy and particularly our holdings in Australia and New Zealand broadcasting assets, which offset the disappointing results from Canadian conventional television. Our Canadian newspaper assets also recorded significant revenue and EBITDA gains compared to last year. The positive trends of our international operations and at our Canadian newspapers operations should continue through the balance of fiscal 2004, and we remain hopeful that the improving economy will increasingly be evident in our Canadian television results as the year progresses."

Overall, continued strong performances at all of the Company's South Pacific broadcasting operations, together with steady year-over-year gains in Canadian newspaper operations, were offset by reductions in revenue and EBITDA from Canadian broadcasting that reflected an overall market weakness in that sector.

Canadian publishing revenues were $275 million for the quarter, up 5% from pro forma revenues of $263 million for the corresponding period last year. EBITDA for the quarter increased by 14% to $57 million from the pro forma result of $50 million for the second quarter of fiscal 2003.

The Company's international operations continued to register significant gains. CanWest's 56.6% interest in TEN's EBITDA increased by 50% to $28 million for the quarter, compared to $19 million in the same period last year. Australian Rules Football as well as popular US and Australian sitcoms, drama and news programming helped to move TEN into a tie for second place in the 25-54 age demographic, while retaining its traditional strong position in its core 16-39 demographic. Eye Corp, TEN's out-of-home advertising division, registered a 24% increase in revenues to $10 million for the second quarter, generating EBITDA of over $1 million, an EBITDA gain of almost 200% compared to the same quarter last year.

The Company's 3 and C4 Television Networks in New Zealand reported EBITDA of $3 million compared to a small loss for the second quarter of fiscal 2003. New Zealand radio operations registered a 47% increase in EBITDA to $8 million compared to $5 million for the second quarter of fiscal 2003. CanWest's 45% interest in TV3 Ireland's EBITDA was $2 million for the quarter, 12% higher than for the same period last year.

The revenue trend experienced in Canadian broadcasting in the first quarter continued through December and January, with an improvement over last year reported in February. This resulted in Canadian broadcast revenues for the quarter of $161 million this year, down 6% from the $171 million recorded for the same period last year. EBITDA from Canadian broadcast operations was $30 million, compared to $42 million for the same quarter in the prior period.

As recently announced, the Company has made the decision to dispose of Fireworks, and Fireworks has commenced a process to sell its library of international film and television program rights. Accordingly, the results of this operation have been classified as discontinued operations. The loss from discontinued operations for the quarter was $170 million, including $143 million in non-cash charges to adjust the carrying value of discontinued operations to their estimated fair value. The loss from the same operations in the same period last year was $4 million. In addition, there were non-cash charges of $39 million to adjust the value of Fireworks' library of Canadian film and television program rights to their estimated fair value. It is Fireworks' current intention to sell these rights as well, and commencing in the third quarter, these amounts will be included in the loss from discontinued operations.

The Company's net loss for the quarter was $211 million or $1.19 per share compared to net earnings of $10 million or $0.01 per share for the second quarter of fiscal 2003. Excluding the loss from discontinued operations and other non-cash charges described above, the net loss in the current period would have been $2 million. Net earnings on the same basis last year would have been $13 million, including a gain of $21 million on the sale of the Ontario smaller market newspapers.

Mr. Asper added, "While we are disappointed with the outcome at Fireworks, this decision should be viewed as a positive step in conserving capital, and one which should contribute to improving the Company's free cash flow and debt reduction ability."

"The Company continues to look at growth and expansion opportunities in Canada and elsewhere but, as before, our main priorities are to accelerate the reduction of corporate debt, improve operating margins and increase profits," Asper concluded.

SIX MONTHS ENDED FEBRUARY 29, 2004

For the six month period ended February 29, 2004, the Company recorded consolidated revenues of $1,057 million compared to pro forma consolidated revenues of $1,054 million for the first six months of the prior year. Combined revenues in the current year of $1,282 million increased 4% over pro forma combined revenues of $1,232 million for the first six months of the previous year.

Excluding the one-time, non-cash charges related to Fireworks, consolidated EBITDA for the first six months of fiscal 2004 was $246 million compared to $274 million last year. On a combined basis and excluding the Fireworks charges, EBITDA was $331 million, 3% ahead of the pro forma combined result of $321 million last year.

For the six-month period ended February 29, 2004, the Company recorded a net loss of $130 million or $0.73 per share. Excluding all charges related to Fireworks, earnings in the current period would have been $82 million or $0.46 per share, compared to $82 million or $0.42 per share last year.

OPERATING HIGHLIGHTS AND COMMENTARY

Highlights for the quarter and the period since November 30, 2003 include the following:

- At its meeting on April 21, the Company's Board of Directors appointed The Honourable Frank McKenna, P.C. Q.C. to the position of Chairman of the Board of the Company. Mr. McKenna was previously serving as Interim Chairman since the passing on October 7, 2003 of the Company's founder,
         I. H. Asper, O.C., O.M., Q.C.

- The Company continues to roll out Web-based electronic editions of our newspapers with subscriptions now available at the National Post, Ottawa Citizen, Vancouver Sun and The Province, the Calgary Herald, Edmonton Journal and the Gazette in Montreal. We expect to roll out electronic editions at our remaining large city newspapers by the end of June 2004. Initial interest in electronic editions has been very encouraging, with significant numbers of new subscribers being readers who did not previously subscribe to the newspapers.

- Our Canadian television program schedule continued to strengthen, with excellent ratings and several outstanding new programs including The Apprentice and Average Joe, as well as continuing solid performers such as Fear Factor and Survivor. Global continued to attract the highest ratings and market share in the Greater Vancouver market with 7 of the top ten shows while CanWest stations garnered 5 of the top ten shows in the Greater Toronto market. Many of Global's top shows will be returning to its schedule next fall.

- In December, Network TEN, secured a new five-year A$700 million syndicated loan facility on favourable terms, that will help to reduce TEN's financing costs. In January, the Company received $100 million (A$103.5 million) in previously announced distributions of interest and dividends.

- Subscribers for the Company's specialty cable networks continue to grow, with Prime's subscriber base now topping 5 million.

This news release contains comments or forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

The Company's financial statements are available on the corporate website, www.canwestglobal.com.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.


For more information, please contact:

Geoffrey Elliot                                         John Maguire
Vice President, Corporate Affairs                       Chief Financial Officer
Ph:    (204) 956-2025                                   Ph:    (204) 956-2025
Fax:  (204) 947-9841                                    Fax:  (204) 947-9841
gelliot@canwest.com                                     jmaguire@canwest.com


                                      (30)

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)


                                                          FOR THE THREE MONTHS ENDED
                                                  -----------------------------------------
                                                  FEBRUARY 29,   FEBRUARY 28,  FEBRUARY 28,
                                                     2004           2003           2003
                                                    ACTUAL         ACTUAL      PROFORMA (2)
REVENUE
TELEVISION
Canada                                              161,217       171,320       171,320
Australia - Network TEN                              81,676        63,703        63,703
New Zealand - 3 and C4                               21,817        19,242        19,242
Ireland - TV3                                         7,759         7,863         7,863
                                                   --------      --------      --------
                                                    272,469       262,128       262,128

RADIO - NEW ZEALAND                                  23,108        19,165        19,165

PUBLICATIONS AND ONLINE - CANADA                    275,029       279,541       262,813

ENTERTAINMENT - CANADA                                7,098         4,731         4,731

OUTDOOR - AUSTRALIA                                  10,231         8,256         8,256

Inter-segment revenue                                (1,872)       (1,070)       (1,070)
                                                   --------      --------      --------

TOTAL COMBINED REVENUE(1)                           586,063       572,751       556,023
Elimination of equity accounted affiliates(3)       (91,907)      (71,959)      (71,959)
                                                   --------      --------      --------
TOTAL CONSOLIDATED REVENUE                          494,156       500,792       484,064
                                                   ========      ========      ========

OPERATING PROFIT
TELEVISION
Canada                                               29,958        42,492        42,492
Australia - Network TEN                              28,222        18,877        18,877
New Zealand - 3 and C4                                3,052          (270)         (270)
Ireland - TV3                                         2,162         1,928         1,928
                                                   --------      --------      --------
                                                     63,394        63,027        63,027

RADIO - NEW ZEALAND                                   7,930         5,393         5,393

PUBLICATIONS AND ONLINE - CANADA                     56,573        52,959        49,779

ENTERTAINMENT - CANADA                                  359           834           834

OUTDOOR - AUSTRALIA                                   1,280           460           460
                                                   --------      --------      --------

SEGMENT OPERATING PROFIT                            129,536       122,673       119,493

Corporate expenses                                    8,224         5,582         5,582
Film and television program impairment expense       38,790           --            --
                                                   --------      --------      --------

COMBINED OPERATING PROFIT (EBITDA)(1)                82,522       117,091       113,911
Elimination of equity accounted affiliates(3)       (29,502)      (19,337)      (19,337)
                                                   --------      --------      --------
CONSOLIDATED OPERATING PROFIT (EBITDA)               53,020        97,754        94,574
                                                   ========      ========      ========



(1) Segmented results include the Company's 56.6% economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold February 14, 2003.

(3) Elimination of proportionate interest in Australia's Network TEN and Outdoor, which are equity accounted in the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                            FOR THE SIX MONTHS ENDED
                                                  ---------------------------------------------
                                                  FEBRUARY 29,    FEBRUARY 28,     FEBRUARY 28,
                                                     2004             2003            2003
                                                    ACTUAL           ACTUAL        PROFORMA (2)
REVENUE
TELEVISION
Canada                                                352,674         385,826         385,826
Australia - Network TEN                               203,063         159,942         159,942
New Zealand - 3 and C4                                 52,680          45,453          45,453
Ireland - TV3                                          17,619          17,964          17,964
                                                   ----------      ----------      ----------
                                                      626,036         609,185         609,185

RADIO - NEW ZEALAND                                    44,466          37,010          37,010

PUBLICATIONS AND ONLINE - CANADA                      578,487         598,287         558,331

ENTERTAINMENT - CANADA                                 15,089          12,174          12,174

OUTDOOR - AUSTRALIA                                    21,455          18,463          18,463

Inter-segment revenue                                  (3,710)         (2,960)         (2,960)
                                                   ----------      ----------      ----------

TOTAL COMBINED REVENUE(1)                           1,281,823       1,272,159       1,232,203
Elimination of equity accounted affiliates(3)        (224,518)       (178,405)       (178,405)
                                                   ----------      ----------      ----------
TOTAL CONSOLIDATED REVENUE                          1,057,305       1,093,754       1,053,798
                                                   ==========      ==========      ==========

OPERATING PROFIT
TELEVISION
Canada                                                 86,128         123,889         123,889
Australia - Network TEN                                80,862          55,902          55,902
New Zealand - 3 and C4                                 12,913           6,973           6,973
Ireland - TV3                                           5,886           5,915           5,915
                                                   ----------      ----------      ----------
                                                      185,789         192,679         192,679

RADIO - NEW ZEALAND                                    15,017          10,747          10,747

PUBLICATIONS AND ONLINE - CANADA                      139,726         134,753         124,648

ENTERTAINMENT - CANADA                                  1,094           1,724           1,724

OUTDOOR - AUSTRALIA                                     3,769           1,329           1,329
                                                   ----------      ----------      ----------

SEGMENT OPERATING PROFIT                              345,395         341,232         331,127

Corporate expenses                                     14,537          10,469          10,469
Film and television program impairment expense         38,790             --              --
                                                   ----------      ----------      ----------

COMBINED OPERATING PROFIT (EBITDA)(1)                 292,068         330,763         320,658
Elimination of equity accounted affiliates(3)         (84,631)        (57,231)        (57,231)
                                                   ----------      ----------      ----------
CONSOLIDATED OPERATING PROFIT (EBITDA)                207,437         273,532         263,427
                                                   ==========      ==========      ==========


(1) Segmented results include the Company's 56.6% economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold February 14, 2003.

(3) Elimination of proportionate interest in Australia's Network TEN and Outdoor, which are equity accounted in the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                     FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                   -----------------------------   ----------------------------
                                                   FEBRUARY 29,     FEBRUARY 28,   FEBRUARY 29,    FEBRUARY 28,
                                                       2004             2003          2004            2003
Revenue                                               494,156         500,792       1,057,305       1,093,754
Operating expenses                                    270,592         267,707         542,644         533,498
Selling, general and administrative expenses
                                                      131,754         135,331         268,434         286,724
Film and television program impairment
  expense                                              38,790              --          38,790              --
                                                   ----------      ----------      ----------      ----------
                                                       53,020          97,754         207,437         273,532
Amortization of intangibles                             4,375           4,375           8,750           8,750
Amortization of property, plant and equipment          18,587          18,301          36,989          37,386
Other amortization                                      1,084           2,470           2,389           3,852
                                                   ----------      ----------      ----------      ----------
Operating income                                       28,974          72,608         159,309         223,544
Interest expense                                      (79,719)        (90,066)       (161,156)       (179,476)
Interest income                                         1,251              --           5,951              --
Amortization of deferred financing costs               (1,821)         (2,371)         (3,905)         (4,813)
Interest rate swap losses                             (16,548)         (8,867)        (17,043)         (8,853)
Foreign exchange gains (losses)                           436             (45)          5,126             (64)
Investment gains net of write down                     (3,063)         22,108          (2,814)         22,108
Dividend income                                            --              --           1,415           1,533
                                                   ----------      ----------      ----------      ----------
                                                      (70,490)         (6,633)        (13,117)         53,979
Provision for (recovery of) income taxes               (9,485)        (10,585)          2,948           6,852
                                                   ----------      ----------      ----------      ----------
Earnings (loss) before the following                  (61,005)          3,952         (16,065)         47,127

Interest in earnings of Network TEN                    17,699          10,884          56,592          36,661
Interest in loss of other equity accounted
  affiliates                                             (186)           (449)           (349)           (779)
Realized currency translation adjustment                2,626            (900)          3,126            (900)
                                                   ----------      ----------      ----------      ----------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS        (40,866)         13,487          43,304          82,109
Loss from discontinued operations                    (170,411)         (3,606)       (173,085)         (3,793)
                                                   ----------      ----------      ----------      ----------
NET EARNINGS (LOSS) FOR THE PERIOD                   (211,277)          9,881        (129,781)         78,316
                                                   ==========      ==========      ==========      ==========

EARNINGS (LOSS) PER SHARE FROM CONTINUING
    OPERATIONS:
      BASIC                                            ($0.23)          $0.03           $0.24           $0.42
      DILUTED                                          ($0.23)          $0.03           $0.24           $0.42
EARNINGS (LOSS) PER SHARE:
      BASIC                                            ($1.19)          $0.01          ($0.73)          $0.40
      DILUTED                                          ($1.19)          $0.01          ($0.73)          $0.40